Exhibit 99.3

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of the 22nd day of December, 2005 at 2:00 p.m.,

BETWEEN:

THE HOLDERS OF 12,810,572 COMMON SHARES OF COPERNIC TECHNOLOGIES lNC. REPRESENTING ALL OF THE SHAREHOLDERS THEREOF OTHER THAN 4332890 CANADA INC., as listed in Schedule 1 to 88, attached hereto to form an integral part hereof

(individually and collectively referred to as the “Vendors”)

MAMMA.COM INC., a corporation incorporated under the laws of the Province of Ontario herein acting and represented by Guy Fauré, its President and CEO, duly authorized hereto as he declares;

(the “Purchaser”)

and

COPERNIC TECHNOLOGIES INC.,
a corporation incorporated under the Canada Business Corporations Act herein acting and represented by Martin Bouchard, its Executive Chairman, duly authorized hereto as he declares;

(the “Company”)

RECITALS:

A.     The Vendors are the registered and beneficial owners of the number of issued and outstanding Common shares in the capital of the Company as indicated on the attached Schedules totalling 12,810,572 Common Shares of the issued and outstanding Common Shares in the capital of the Company.

B.     Subject to the terms and conditions set forth herein, the Purchaser wishes to purchase all of the issued and outstanding securities of the Company including the shares owned by the Vendors in the capital of the Company.

C.     The Purchaser wishes to purchase and the Vendors wish to sell, all of the issued and outstanding securities of the Company owned by the Vendors in the capital of the Company on the terms and conditions herein contained.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained, it is agreed between the Parties as follows:

ARTICLE 1
INTERPRETATION

1.1     Definitions

In this Agreement and in the schedules hereto, the following terms and expressions will have the following meanings:

(a)	“Agreement” means this share purchase agreement and all instruments amending it; “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to this Agreement and not to any particular Article, Section, or other subdivision; unless the context expressly otherwise requires. “Article”, “Section” or other subdivisions of this Agreement followed by a number means and refers to the specified Article, Section or other subdivision of this Agreement;

(b)	“Applicable Securities Legislation” means any or all applicable legislation, statutes, rules, regulations and policies, including without limitation, the statutes, rules, regulations and policies, under any securities’ legislation, including without limitation Rule 144 and Regulation S under the US Securities Act, the Ontario Securities Act, the Quebec Securities Act and stock exchange or self-regulatory organization listed company rules;

(c)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in the Province of Quebéc or any other day on which the principal chartered banks located in the City of Montréal are not open for business during normal banking hours;

(d)	“Claim” has the meaning ascribed thereto in Section 6.4;

(e)	“Closing” means the completion of the Transactions pursuant to this Agreement at the Closing Time;

(f)	“Closing Date” means December 22nd, 2005 or such other date as the Parties may agree upon in writing;

(g)	“Closing Time” means 2:00 p.m. in the City of Montréal on the Closing Date, or such other time on the Closing Date as the Parties may agree upon as the time at which the Closing shall take place;

(h)	“Company” means Copernic Technologies Inc.;

(i)	“Executives” shall mean David Burns and Raymond Romagnolo;

(j)	“GAAP” means Canadian generally accepted accounting principles so described and promulgated by the Canadian Institute of Chartered Accountants which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein, as the case may be;

(k)	“Indemnified Party” has the meaning ascribed thereto in Section 6.4;

(1)	“Indemnifying Party” has the meaning ascribed thereto in Section 6.4;

(m)	“Law” or “Laws” means all requirements imposed by statutes, regulations, rules, ordinances, by-laws, decrees, codes, policies, judgments, orders, rulings, decisions, approvals, notices, permits, guidelines or directives of any Regulatory Authority;

(n)	“Material Adverse Effect” means with respect to (a) any person shall mean any change or effect (or aggregation of changes and effects) that is materially adverse to the business condition (financial or otherwise), assets, liabilities, operations, profits or prospects of such person or (b) any other item shall mean any change or effect (or aggregate of changes or effects) that is materially adverse to such item, in each case as determined in accordance with GAAP consistently applied; provided, however, in no event shall a change or effect with respect to an item be materially adverse if it amounts to no more than 10% of such item, provided that a “Material Adverse Effect” shall not include any such effect resulting from or arising in connection with changes or conditions generally affecting the industry in which a person participates; or changes in financial or equity markets, or economic, regulatory or political conditions generally;

(o)	“Novera” means collectively 4332890 Canada Inc. and 9037-8233 Quebec Inc.;

(p)	“Parties” means the Vendors, the Purchaser, the Company and any other person that may become a party to this Agreement;

(q)	“Person” includes any individual, corporation, company, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency and any other form of entity or organization;

(r)	“Principal Agreement” means the Share Purchase Agreement and all instruments amending it executed by the Purchaser, 4332890 Canada Inc., the Company, 4332911 Canada Inc., 4332903 Canada Inc. Martin Bouchard, Éric Bouchard, Réal Bouchard and Carole Moisan, copy of which is attached as Schedule 1.1(r);

(s)	“Principal Vendors” means 4332911 Canada Inc., 4332903 Canada Inc., Martin Bouchard, Éric Bouchard, Réal Bouchard and Carole Moisan;

(t)	“Purchased Shares” means all of the issued and outstanding securities of the Company owned by the Vendors and purchased by the Purchaser hereunder;

(u)	“Purchaser Securities” has the meaning set forth in Section 2.3(1)(b);

(v)	“Quebec Securities Act” means the Securities Act (Québec), as amended, and the rules and regulations thereunder;

(w)	“Regulatory Authority” means any government, regulatory or administrative authority, agency, commission, utility or board (federal, provincial, municipal or local, domestic or foreign) having jurisdiction in the relevant circumstances and any person acting under the authority of any of the foregoing and any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances;

(x)	“Securities Law(s) or Securities Act(s)” means the Quebec Securities Act, the Ontario Securities Act and the U.S. Securities Act as well as rules and regulations of the SEC, OSC and NASDAQ;

(y)	“Shares” means collectively all of the issued and outstanding securities of Novera and all the issued and outstanding securities of the Company owned by the Vendors all of which are purchased by the Purchaser pursuant to the share purchase agreements entered into, at the date hereof, between the Purchaser, the Principal Vendors, the Vendors, the Company and Novera;

(z)	“Transactions” means the purchase and sale of the Purchased Shares and all other transactions contemplated by this Agreement including without limitation the Corporate Reorganization referred to in the Principal Agreement;

(aa)	“US Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder; and

(bb)	“Vendors” means the shareholders whose names are listed in Schedule 1 to 88 attached to this Agreement and “Vendor” means, as the context may dictate, one or any of the shareholders whose name is listed in Schedule 1 to 88.

1.2     Currency

Unless otherwise indicated, all references to dollar amounts in this Agreement are expressed in U.S. currency.

1.3     Governing Law

This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of Québec and the laws of Canada applicable therein. The Parties hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of Québec with respect to any matter arising under or related to this Agreement.

1.4     Interpretation Not Affected by Headings

The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5    Number and Gender

In this Agreement, unless the context otherwise requires, any reference to gender shall include both genders and words importing the singular number shall include the plural and vice-versa.

1.6     Time of Essence

Time shall be of the essence of every provision of this Agreement.

1.7     Severability

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.8     Calculation of Time Periods

Where a time period is expressed herein to begin or end at, on or with a specified day, or to continue to or until a specified day, the time period includes that day. Where a time period is expressed herein to begin after or to be from a specified day, the time period does not include that day. Where anything is to be done within a time period expressed herein after, from or before a specified day, the time period does not include that day. If the last day of a time period is not a Business Day, the time period shall end on the next Business Day.

1.9     Statutory Instruments

Unless otherwise specifically provided in this Agreement, any reference in this Agreement to any Law shall be construed as a reference to such Law as amended or re-enacted from time to time or as a reference to any successor thereto.

1.10     Best Knowledge

Any reference herein to “the best knowledge” of the Vendor(s) or the Purchaser, as the case may be, will be deemed to mean the actual knowledge of the Vendor(s) or the Purchaser, as the case may be, after reasonable inquiry into the relevant subject matter.

1.11     Principal Agreement

Terms not defined herein however defined in the Principal Agreement shall have the meanings contained in the Principal Agreement.

ARTICLE 2
PURCHASE AND SALE

2.1     Purchased Shares

On the terms and subject to the fulfillment or waiver of the conditions hereof, each of the Vendors agrees to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase from each of the Vendors at the Closing Time on the Closing Date, the number of the Purchased

Shares indicated with respect to her/his/its name in Schedule 2.1 representing all of the securities owned by the Vendors in the capital stock of the Company.

2.2     Purchase Price

The aggregate purchase price for the Purchased Shares (the “Purchase Price”) payable by the Purchaser to the Vendors for the Purchased Shares shall be $5,768,137.23 in U.S. funds plus the issuance of 864,503 common shares of Purchaser in the aggregate on the Closing Date (the whole on a fully diluted basis), subject to any adjustments made thereto in accordance with Sections 2.3 and 2.4 hereof. Each Vendor shall receive the cash consideration for the number of Purchased Shares indicated in Schedule 2.1 and the number of common shares of Purchaser for the number of Purchased Shares in the said Schedule, indicated with respect to his/her/its name in Schedule 2.2.

2.3     Payment of Purchase Price

(1)     The Purchase Price shall be paid as follows:

        (a)     On Closing, the sum of $5,150,635.18 shall be paid in cash or by certified cheques to the Vendors less amount financed by the Company for the exercise of Vendors’ stock options in the Company;

        (b)     On Closing, the Purchaser shall issue to the Vendors a total of 864,503 restricted, unregistered common shares in the capital stock of the Purchaser (the “Purchaser Securities”). The issuance of the Purchaser Securities to the Vendors is subject to Applicable Securities Legislation including restrictions on transfer;

        (c)     An amount of $435,883.80 shall be deposited in escrow at Closing with Purchaser’s attorneys in order to secure the performance of the Vendors’ obligations pursuant to Article 6 below. Said sum shall be held in escrow on the terms and subject to the conditions of the Escrow Agreement attached to this Agreement as Schedule 2.3(1)(c) and, assuming that no claims are made by the Purchaser pursuant thereto, this amount of $435,883.80 shall be released to the Vendors as follows:

        a.     fifty percent (50%), thereof six (6) months following the Closing Date; and

        b.     the balance, twelve (12) months following the Closing Date.

        (d)     An amount of $72,647.30 shall be deposited in escrow at Closing with Purchaser’s attorneys in order to ensure the filing of tax returns and payment of taxes owed for operations of the Company in the United States for a twelve (12) month period ending June 30, 2005. Said sum shall be held in escrow on the terms and subject to the conditions of the Escrow Agreement attached to this Agreement as Schedule 2.3(1)(d), to be released upon the expiration of the prescriptive period applicable during which the Internal Revenue Service may make a written claim or assessment based upon the U.S. tax return so filed.

        (e)     An amount of $108,970.95 shall be deposited in escrow at Closing with Purchaser’s attorneys, pending the determination of the Purchase Price adjustment, if any, to be made pursuant to Section 2.4 below. Said sum shall be held in escrow on the terms and subject to the conditions of the Escrow Agreement attached to this Agreement as Schedule 2.3(1)(e).

(2)     The Purchase Price (including the portions thereof being held in escrow) shall be allocated among the Vendors as provided in Schedule 2.2 attached hereto.

2.4    Adjustment to the Purchase Price

(1)     The Closing Date Financial Statements prepared in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements shall be delivered by the Principal Vendors to the Purchaser within forty-five (45) days following the Closing Date. In connection therewith, the Purchaser shall co-operate with the Principal Vendors and their representatives in order to provide access to documentation necessary to finalize the Closing Date Financial Statements. The fees and disbursements for the preparation of the Closing Date Financial Statements shall be paid by the Company.

(2)     The Purchaser shall be entitled to review all aspects of the preparation of the Closing Date Financial Statements. The Closing Date Financial Statements prepared and delivered as aforesaid shall be final and binding upon the parties for all purposes hereof, unless the Purchaser notifies the Principal Vendors in writing that it disputes any amounts shown therein within ten (10) business days after receipt by the Purchaser of the Closing Date Financial Statements.

(3)     In the event that the Purchaser disputes any amount shown in the Closing Date Financial Statements, the parties will work expeditiously and in good faith in an attempt to resolve such disputes within a further period of ten (10) business days after the date of notification by the Purchaser to the Principal Vendors of such disputes, failing resolution of which such disputes shall be submitted for determination to an independent national firm of chartered accountants mutually agreed to by the Principal Vendors and the Purchaser (and, failing such agreement between the Principal Vendors and the Purchaser within a further period of five (5) business days, such independent national firm of chartered accountants shall be selected by two such national firms, one nominated by each of the Principal Vendors and the Purchaser). The determination of such third firm of chartered accountants shall be final and binding upon the parties and not subject to appeal. The third firm of chartered accountants shall be deemed to be acting as experts and not as arbitrators. The costs and expenses of such third firm of chartered accountants shall be borne equally by the Principal Vendors and the Purchaser. The Principal Vendors and the Purchaser shall each bear their own costs in presenting their cases to such third firm of chartered accountants.

(4)     Within two (2) Business Days following the ten (10) Business Day period referred to in Section 2.4(2) or the resolution of any dispute in accordance with Section 2.4(3), the amount held in Escrow pursuant to Section 2.3(e) shall be released to the Vendors and/or the Purchaser, as the case may be, in the manner hereinafter described. In the event that the total of (i) the cash position of the Company at Closing, as reflected on the Closing Date Financial Statements (which for the purposes hereof shall include any advances made by the Company to its employees/shareholders to acquire shares of the Company which advances shall be repaid forthwith after Closing), and (ii) the difference between (x) the trade accounts receivable of the

Company, determined in accordance with Canadian GAAP (which, for greater certainty, shall not include any income and R&D tax credits or refunds and (y) the total liabilities of the Company reflected on the Closing Date Financial Statements (which, for greater certainty, shall include all trade payables, all accruals and all short and long term debt but which shall expressly exclude any debt resulting from the payment to the Executives of an amount not exceeding $2,700,000 in satisfaction of the Stock Appreciation Rights Plan and any future income tax liabilities related to R&D tax credits, property, plant, equipment and intangible assets used in the Business does not exceed $2,000,000.00, after all payments to the Executives in connection with the release of any and all claims they may have against the Company, then the Purchase Price shall be reduced by $.3635 for each $1.00 by which the total of (i) plus (ii) of this paragraph (4) is less than $2,000,000.00. The entire amount held in escrow, or the amount held in escrow less the amount of such reduction of the Purchase Price, as the case may be, shall be released to the Vendors, on a pro rata basis, and an amount equal to the reduction of the Purchase Price, if any, shall be remitted to the Purchaser.

2.5    Withholding Where Vendor is Non-Resident

The following provisions shall apply to the payment of the Purchase Price to a shareholder who is not resident in Canada for the purposes of the Income Tax Act (Canada) and who is not a resident of Quebec for the purposes of the Taxation Act (Québec) (a “Non-resident”):

(1)     Notwithstanding the provisions of Section 2.3, if, on or before the Closing Date, the Nonresident fails to deliver to the Purchaser a clearance certificate issued by the Canada Revenue Agency pursuant to Section 116 of the Income Tax Act (Canada) (a “116 Certificate”) in respect of the sale of the Purchased Shares, then the Purchaser shall be entitled to withhold twenty-five percent (25%) of the Purchase Price payable to such Non-resident (the “Non-resident Purchase Price”) from the Cash Consideration payable to such Non-resident (the “Withholding Amount”).

(2)     Notwithstanding the provisions of Section 2.5(1), if, on the Closing Date, the Non-resident delivers to the Purchaser a 116 Certificate fixing a certificate limit which is less than the Non-resident Purchase Price, then the Purchaser shall be entitled to withhold from the cash consideration of the Non-resident Purchase Price twenty-five percent (25%) of the amount by which the Non-resident Purchase Price exceeds the certificate limit (the “Adjusted Withholding Amount”).

(3)     If the Non-resident delivers to the Purchaser one or more 116 Certificates on or prior to the day that is three business days prior to the 30th day after the end of the month in which the Closing occurs (the “Remittance Date”), fixing a certificate limit which in the aggregate is not less than the Non-resident Purchase Price, then the Withholding Amount or Adjusted Withholding Amount, as the case may be, shall thereupon be released and shall be remitted to the Non-resident.

(4)     If (i) one or more 116 Certificates fixing a certificate limit which in the aggregate is not less than the Non-resident Purchase Price is (or are) not delivered by the Non-resident to the Purchaser by the Remittance Date and (ii) an extension to the requirement to remit the Withholding Amount or the Adjusted Withholding Amount is not granted by the Canada

Revenue Agency, then the Purchaser shall remit to the Canada Revenue Agency the Withholding Amount or the Adjusted Withholding Amount, as the case may be, on the business day following the Remittance Date. If an extension to the requirement to remit the Withholding Amount or the Adjusted Withholding Amount is granted by the Canada Revenue Agency, then the Purchaser shall hold back the Withholding Amount or the Adjusted Withholding Amount, as the case may be, in the manner provided for in such extension.

(5)     On or before the Closing Date, a Non-resident which is a corporation shall deliver to the Purchaser a clearance certificate issued by the Minister of Revenue for Quebec pursuant to Section 1097 of the Taxation Act (Quebec) (a “1097 Certificate”) in respect of the sale of the Purchased Shares. If such Non-resident corporation fails to deliver a 1097 Certificate or if the Non-resident delivers a 1097 Certificate fixing a certificate limit which is less than the Non-resident Purchase Price, then the above provisions of this Section shall apply and for such purpose, the term “twenty-five percent (25%)” shall be replaced by “twelve percent (12%)”, the term “Canada Revenue Agency” shall be replaced by “Minister of Revenue for Quebec” and the term “116 Certificate” shall be replaced by “1097 Certificate”.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties of the Vendors

Each of the Vendors, individually and not collectively, hereby makes all of the following representations and warranties to the Purchaser and each of the Vendors acknowledges and agrees that the Purchaser is relying on such representations and warranties in entering into this Agreement:

(1)     Options.   Except for the Purchaser’s rights hereunder, no person has any option, warrant, right, call, commitment, conversion right, right of exchange or other agreement or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an option, warrant, right, call, commitment, conversion right, right of exchange or other agreement for the purchase from the Vendors of any of the number of Purchased Shares indicated with respect to his/her/its name in Schedule 2.1.

(2)     Title to Purchased Shares.   He/she/it is the registered and beneficial owner of the number of Purchased Shares indicated with respect to his/her/its name in Schedule 2.1, with good and marketable title thereto, free and clear of all liens or other encumbrances. The number of Purchased Shares indicated with respect to his/her/its name in Schedule 2.1 represent the only securities that he/she/it owns, directly or indirectly, in the capital of the Company.

(3)     Validity of Agreement.   He/she/it has all necessary authority and power to own the Purchased Shares and to enter into and perform his/her/its obligations under this Agreement and any other agreements or instruments to be delivered or given by him/her/it pursuant to this Agreement. The execution and delivery of, and performance of his/her/its obligations under, this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on his/her/its part.

(4)     Enforceability.   This Agreement and any other agreements or instruments entered into pursuant to this Agreement to which the Vendors are a party constitute legal, valid and binding obligations of each of the Vendors, enforceable against each of the Vendors in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and accept that equitable remedies may be granted only at the discretion of a court of competent jurisdiction.

(5)     Provisions Regarding Purchaser’s Securities.   In connection with his/her/its agreement to acquire the Purchaser Securities, each of the Vendors hereby, individually and not collectively, represents, warrants and covenants as follows (terms used herein that are defined in Regulation D (“Regulation D”) or Regulation S (“Regulation S”) under the U.S. Securities Act are used herein as defined therein), he/she/it:

(a)	is not a U.S. Person and the acquisition of the Purchaser Securities is not being made for the account or benefit, directly or indirectly, of a U.S. Person or if he/she/it is a U.S. Person he/she/it is an “accredited investor” as that term is defined and construed pursuant to Rule 501 of the U.S. Securities Act and the acquisition of the Purchased Shares is not being made for the account or benefit, directly or indirectly, of any other Person;

(b)	is acquiring the Purchaser Securities for its own account, not directly or indirectly for any other Person and for investment purposes only and not with a view to any resale, distribution or other disposition of the Purchaser Securities other than in accordance with the restrictions set forth below;

(c)	understands and agrees that the Purchaser Securities have not been and will not be registered under the U.S. Securities Act, any United States state securities laws, or any securities laws of any Canadian province, that the offer and sale of Purchaser Securities is being made pursuant to an exemption from the registration requirements of the U.S. Securities Act, and that the Purchaser Securities are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act;

(d)	understands and agrees that the Purchaser Securities may not be resold or transferred in the United States or to or for the account of or benefit of any U.S. Person or Person in the United States without registration under the U.S. Securities Act or an exemption therefrom, and, in any event, not prior to the expiration of 40 days after the Closing Time, all as set forth more fully below;

(e)	acknowledges he/she/it has had access to and is able to print the Purchaser’s disclosure reports, press releases and filings available on SEDAR and EDGAR (collectively, the “Filings”).

(f)	has had an opportunity to (i) ask all such questions and receive answers concerning the Purchaser and its financial condition as he/she/it has considered necessary in connection with his/her/its investment decision, and (ii) obtain any additional information that the Purchaser possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information furnished or made available to him/her/it by the Purchaser.

(g)	has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Purchaser Securities and is able, without impairing his/her/its financial condition, to hold the Purchaser Securities for an indefinite period of time and to bear the economic risks of, and withstand a completeness and investment,

(h)	understands and agrees that the Purchaser Securities may not be resold, offered, pledged or otherwise transferred, directly or indirectly, except, pursuant to an effective registration statement, or (A) to the Purchaser, (B) in an offshore transaction in accordance with Rule 904 of Regulation S, (C) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder (if available), or (D) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and, if requested by the Purchaser, has, for the purpose, furnished to the Purchaser an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Purchaser to such effect; and in each case, in compliance with all applicable securities laws of the states of the United States and other jurisdiction; provided, however, that any such offer, sale or other transfer by the Vendors, if made prior to the expiration of 40 days following Closing Time, shall not be made to a U.S. person or for the account or benefit of a U.S. Person;

(i)	is solely responsible for obtaining such professional advice as he/she/it considers appropriate in connection with his/her/its receipt of Purchaser Securities hereunder, is aware of the restrictions with respect to trading in the Purchaser Securities imposed by this Agreement and by Applicable Securities Legislation in the jurisdiction in which he/she/it resides and Purchaser acknowledges that Purchaser is aware of the characteristics of the Purchaser Securities, the risks relating to an investment therein and of the fact that he/she/it may not be able to resell the Purchaser Securities, except in accordance with limited exemptions under Applicable Securities Legislation and he/she/it agrees that it will be responsible for his/her/its own legal compliance in connection with any such resale;

(j)	has not received, any offering memoranda, sales or advertising literature or any other document, and no one has made any promise, representation or statement of fact, concerning the Purchaser or the Purchaser Securities, except as provided in the Filings, or in this Agreement, the Schedules incorporated herein, and the other Transaction Documents including without limitation, the Escrow Agreements in connection with the issuance of the Purchaser Securities;

(k)	acknowledges that he/she/it is not acquiring the Purchaser Securities as a result of any general solicitation or general advertising, including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(l)	understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable United States state securities laws as provided in the proviso below, all certificates representing the Purchaser Securities shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, EXCEPT (I) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR (A) TO THE ISSUER, (B) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 OF REGULATION S, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND (II) IN COMPLIANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS. .”;

provided, that if Purchaser Securities are being sold under paragraph (I)(c) of the legend above, the legend may be removed by delivery to Equity Transfer Services, as registrar and transfer agent of the shares of Purchaser, and the Purchaser of an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Purchaser, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or United States state securities laws;

(m)	consents to the Purchaser making a notation on its records or giving instructions to any transfer agent of the Purchaser Securities in order to implement the above transfer restrictions;

(n)	understands and acknowledges that the Purchaser is not obligated to file, and has no present intention of filing, with the U.S. Securities and Exchange Commission or with any United States state securities administrator any registration statement in respect of any resale of the Purchaser Securities in the United States;

(o)	understands and acknowledges that the Purchaser is not obligated to remain a “foreign issuer” within the meaning of Regulation S under the U.S. Securities Act;

(p)	if required by applicable securities legislation, regulatory policy or order or any securities commission, stock exchange or other regulatory authority, he/she/it will execute, deliver and file and otherwise assist the Purchaser in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Purchaser Securities; and

(q)	understands and acknowledges that the Purchaser is relying on the truth and accuracy of the representations and warranties and agreements contained in this Section.

(6)     No Violation.   The execution and delivery of this Agreement by the Vendors, the consummation of the Transactions and the fulfillment by the Vendors of the terms, conditions and provisions hereof will not (with or without the giving of notice or lapse of time, or both):

(a)	contravene or violate or result in a breach or a default under or give rise to a right of termination, amendment or cancellation or the acceleration of any obligations of the Vendors, under:

(ii)	any applicable Law;

(iii)	any judgement, order, writ, injunction or decree of any Regulatory Authority having jurisdiction over the Vendors;

(iv)	the articles, by-laws or any resolutions of the board of directors or shareholders of the Vendors;

(v)	any consent held by the Vendors; or

(vi)	the provisions of any contract to which the Vendors are a party or by which it is, or any of its properties or assets are, bound.

(7)     Organization and Qualification.   The Vendors are not in violation of any of the provisions of its certificate or articles of incorporation, bylaws or other organizational or charter documents.

(8)     Consents.   There is no requirement for the Vendors to make any filing with, give any notice to or obtain any consent from any Regulatory Authority as a condition to the lawful consummation of the Transactions.

(9)     Full Disclosure.   Each Vendor has made or caused to be made due inquiry with respect to each of the representations, warranties and statements contained in this Agreement and each of the schedules, certificates and documents furnished by him/her/it to the Purchaser hereunder and none of the same (i) contains any untrue statement of a material fact or (ii) to the knowledge of him/her/it, omits to state a material fact necessary to make the statements contained herein or therein not misleading.

3.2    Representations and Warranties of the Purchaser:

The Purchaser hereby makes the following representations, warranties and covenants to each of the Vendors and acknowledges that the Vendors are relying on such representations and warranties in entering into this Agreement and completing the Transactions:

(1)     Incorporation and Existence.   The Purchaser is a company incorporated and existing under the laws of Ontario.

(2)     Validity of Agreement.

(a)	The Purchaser has all necessary corporate power to own the Purchased Shares. The Purchaser has all necessary corporate power to enter into and perform its obligations under this Agreement and any other agreements or instruments to be delivered or given by it pursuant to this Agreement.

(b)	The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Purchaser.

(c)	This Agreement or any other agreements entered into pursuant to this Agreement to which the Purchaser is a party constitute legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(3)     No Violation.    The execution and delivery of this Agreement by the Purchaser, the consummation of the Transactions and the fulfillment by the Purchaser of the terms, conditions and provisions hereof will not (with or without the giving of notice or lapse of time, or both):

(a)	contravene or violate or result in a breach or a default under or give rise to a right of termination, amendment or cancellation or the acceleration of any obligations of the Purchaser, under:

(i)	any applicable Law;

(ii)	any judgment, order, writ, injunction or decree of any Regulatory Authority having jurisdiction over the Purchaser;

(iii)	the articles, by-laws or any resolutions of the board of directors or shareholders of the Purchaser;

(iv)	any Consent held by the Purchaser; or

(v)	the provisions of any Contract to which the Purchaser is a party or by which it is, or any of its properties or assets are, bound.

(4)     Brokers.   The Purchaser has engaged Merriman Curhan Ford & Co. in connection with the Transactions and, accordingly, the Purchaser shall be responsible for the payment of any fee or commission due or claimed to be due to Merriman Curhan Ford & Co in connection with the transaction herein contemplated. The Vendors shall not be responsible for any fee for any broker, agent, representative, consultant or similar person retained by the Purchaser for purposes of the present transaction including, without limitation, to Merriman Curhan Ford & Co. The Purchaser shall not be responsible for any fee for any broker, agent, representative, consultant or similar person retained by the Company or the Vendors for purposes of the present transaction.

(5)     Consents.   There is no requirement for the Purchaser to make any filing with, give any notice to or obtain any Consent from any Regulatory Authority as a condition to the lawful consummation of the Transactions.

(6)     Organization and Qualification.   The Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Purchaser is not in violation of any of the provisions of its certificate or articles of incorporation, bylaws or other organizational or charter documents. The Purchaser is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

(7)     Issuance of the Securities.   The Purchaser Securities have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, free and clear of all charges and shall not be subject to pre-emptive rights or similar rights of stockholders.

(8)     Purchaser Securities.   Neither the Purchaser nor any of its affiliates nor any person acting on the Purchaser’s behalf has, directly or indirectly, at any time within the past six months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would cause the offering of the Purchaser Securities pursuant to the Transactions contemplated by this Agreement to be integrated with prior offerings by the Purchaser for purposes of any applicable law, regulation or stockholder approval provisions. The Purchaser is not required to register as an “investment company” under the meaning of the Investment Company Act of 1940, as amended. The Purchaser is not a United States real property holding corporation within the meaning of the Foreign Investment in Real Property Tax Act of 1980.

(9)     Capitalization.   The number of shares and type of all authorized, issued and outstanding capital stock, options and other securities of the Purchaser (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of the Purchaser) is set forth in Schedule 3.2(9). All outstanding shares of capital stock are duly authorized, validly issued, fully paid and non-assessable and have been issued in compliance with all applicable Canadian, Canadian provincial and United States securities laws. Except as disclosed in Schedule 3.2(9), there are no outstanding options, warrants, subscription rights, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Purchaser or any Subsidiary is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock. Except as disclosed in Schedule 3.2(9), there are no anti-dilution or price adjustment provisions contained in any security issued by the Purchaser (or in any agreement providing rights to security holders) and the issue of the Purchaser Securities will not obligate the Purchaser to issue shares of Common Stock or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities. To the best knowledge of the Purchaser, except as specifically disclosed in the Schedule 13-G filed with the SEC November 15, 2005, no Person or group of related Persons beneficially owns (as determined pursuant to Rule 13d-3 under the Exchange Act), or has the right to acquire, by agreement with or by obligation binding upon the Purchaser, beneficial ownership of 5% or more of the outstanding Common Stock, ignoring for such purposes any limitation on the number of shares of Common Stock that may be owned at any single time.

(10)     SEC Reports; Financial Statements.   The Purchaser has filed all reports required to be filed by it under the Exchange Act, including pursuant to Section 13 or l5(d) thereof, for the two years preceding the date hereof, or such shorter period as the Purchaser was required by law to file such material, the foregoing materials (together with any materials filed by the Purchaser under the Exchange Act, whether or not required) being collectively referred to herein as the “SEC Reports” and, together with this Agreement and the Schedules to this Agreement, the “Disclosure Materials”, on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. Each of the Vendors have access to and are able to print true, correct and complete copies of all SEC Reports filed or furnished since January 1, 2005. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Purchaser included in the SEC Reports comply in all material respects with applicable accounting requirements of Regulation S-X and Form 20-F of the Commission as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Purchaser and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(11)     Material Changes.   Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the Company’s Form 20-F for the period ended December 31, 2004, or the 6-K reports furnished to the SEC thereafter or in Schedule 3.2(11), (i) there has been no event, occurrence or development that, individually or in the aggregate, has had or that could result in a Material Adverse Effect, (ii) the Purchaser has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Purchaser’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Purchaser has not altered its method of accounting or the identity of its auditors, except as disclosed in its SEC Reports, and (iv) the Purchaser has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, as described in any SEC Reports.

(12)     Litigation.   Except as disclosed in Schedule 3.2(12) or the Purchaser’s Form 20-F for the period ended December 31, 2004, or in any Form 6-K furnished to the SEC thereafter, there is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or any of its Subsidiaries that could, individually or in the aggregate, have a Material Adverse Effect.

(13)     Compliance.   The Purchaser is not (i) in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Purchaser under), nor has the Purchaser received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other material agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) in violation of any order of any court, arbitrator or governmental body, or (iii) in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, provincial, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not, individually or in the aggregate, have or result in a Material Adverse Effect.

(14)     Listing and Maintenance Requirements.   The Purchaser has not, in the two years preceding the date hereof, received notice (written or oral) from NASDAQ to the effect that the Purchaser is not in compliance with the listing or maintenance requirements of NASDAQ.

(15)     Full Disclosure.   The Purchaser has made or caused to be made due inquiry with respect to each of the representations, warranties and statements contained in this Agreement and in each of the schedules, certificates and documents referred to herein or furnished to Vendors hereunder, and none of the same (i) contains any untrue statement of a material fact, or (ii) to the best knowledge of Purchaser omits to state a material fact necessary to make the statements contained herein or therein not misleading. To the best knowledge of Purchaser, there is no fact or circumstance (other than general economic or industry conditions) that has had or is reasonably likely to have, a Material Adverse Effect that has not been set forth in this Agreement or disclosed in the Company’s Form 20-F for the year ended December 31, 2005 or Form 6-K reports furnished to the SEC thereafter. No event or circumstance has occurred or information exists with respect to the Purchaser or its business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Purchaser but which has not been so publicly announced or disclosed.

(16)     Patents and Trademarks.   The Purchaser has, or has rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights,

licenses and other similar rights that are necessary or material for use in connection with its business as described in the SEC Reports and which the failure to so have could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). The Purchaser has not received a written notice that the Intellectual Property Rights used by the Purchaser violates or infringes upon the rights of any Person. To the best knowledge of the Purchaser, all such Intellectual Property Rights owned by Purchaser are enforceable and there is no existing material infringement by another Person of any of the Intellectual Property Rights.

(17)     Transactions with Affiliates and Employees.   Except as set forth in SEC Reports filed or furnished at least ten days prior to the date hereof, none of the officers or directors of the Purchaser and, to the best knowledge of the Purchaser, none of the employees of the Purchaser is presently a party to any material transaction with the Purchaser (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the best knowledge of the Purchaser, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

(18)     Going Concern.   The Purchaser has no knowledge that RSM Richter, the Purchaser’s independent public accountants, will issue an audit letter containing a “going concern” opinion in connection with the Purchaser’s annual report on Form 20-F for the fiscal year ended December 31, 2005 or otherwise.

(19)     Covenant as to Adequate, Current Public Information.   Until such time as the Purchaser Securities are eligible for resale under Rule 144(k) under the US Securities Act, the Purchaser agrees that it will maintain adequate, current, public information available as those terms are understood and defined in Rule 144(c) under the US Securities Act.

3.3    Survival of Covenants, Representations and Warranties of the Vendors

To the extent that they have not been fully performed at or prior to the Closing Time, the covenants, representations and warranties of the Vendors contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered by the Vendors pursuant to this Agreement shall survive the Closing and shall continue for the benefit of the Purchaser for a period of three (3) years notwithstanding such Closing, nor any investigation made by or on behalf of the Purchaser or any knowledge of the Purchaser, except that a claim for breach of any such representation or warranty, to be effective, must be asserted in writing on or prior to the applicable expiration time set out in this Section 3.3, provided that a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered by the Vendors pursuant hereto involving fraud or fraudulent misrepresentations may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by Law.

3.4    Survival of Covenants, Representations and Warranties of the Purchaser

To the extent that they have not been fully performed at or prior to the Closing Time, the covenants, representations and warranties of the Purchaser contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered by the Purchaser pursuant to this Agreement shall survive the Closing and shall continue for the benefit of the Vendor for a period of three (3) years notwithstanding such Closing, nor any investigation made by or on behalf of the Vendor or any knowledge of the Vendor, except that a claim for breach of any such representation or warranty, to be effective, must be asserted in writing on or prior to the applicable expiration time set out in this Section 3.4, provided that a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered by the Purchaser pursuant hereto involving fraud or fraudulent misrepresentations may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by Law.

ARTICLE 4
COVENANTS

4.1    Covenants as to Confidentiality

Each of the Vendors makes the following covenants with the Purchaser and acknowledges and agrees that the Purchaser is relying on such covenants in entering into this Agreement and completing the Transactions:

(1)    Each of the Vendors acknowledges and agrees that he/she/it occupied a position of trust and confidence with the Company and that in connection with the Transactions, the Purchaser has provided them with certain information. “Confidential Information” means any and all information not generally known by others with whom the Company or the Purchaser does or plans to compete or do business with, whether written or oral. Confidential Information includes, without limitation, all information relating to (i) the Company’s or the Purchaser’s development, research, testing, manufacturing, marketing and sales activities and practices; (ii) all products researched, developed, planned, tested, manufactured, sold, licensed, leased, or otherwise distributed or put into use by the Company or the Purchaser, together with all services provided or planned by the Company or the Purchaser; (iii) the Company’s or the Purchaser’s costs, profits, and other financial information, sources of supply, and strategic plans; (iv) the identity and special needs of the Company’s or the Purchaser’s customers; and (v) information relating to people and organizations with whom the Company or the Purchaser has business relationships and those relationships. Confidential Information also includes comparable information that the Company or the Purchaser may receive or have received belonging to third parties with whom the Company or the Purchaser does business or to whom the Company or the Purchaser has an obligation of confidentiality or privacy. “Confidential Information” shall not include information to the extent disclosed by the Company or the Purchaser on a non-confidential basis.

(2)     Each of the Vendors agrees that he/she/it shall not, except with the prior written consent of the Purchaser, without limitation in time, directly or indirectly, use or disclose to any other individual or entity, any Confidential Information.

(3)     Each of the Vendors agrees that he/she/it will respect the integrity of all Confidential Information and keep confidential all formulae, manuals, letters, notes, reports and other writings and documents and all records, tapes and other media (“Documents”), whether prepared by any

Vendor or others, that may contain Confidential Information whether or not such Documents have been labelled confidential or proprietary. Each Vendor acknowledges and agrees that such Confidential Information and Documents remain the sole and exclusive property of the Purchaser. Each of the Vendors agrees that he/she/it will not copy any Confidential Information or Documents, nor remove any Confidential Information or Documents, or copies thereof.

(4)     Each of the Vendors acknowledges and agrees that such Confidential Information is specialized, unique in nature and of great value to the Purchaser and its subsidiaries or affiliates, and that such information gives the Purchaser and its subsidiaries or affiliates a competitive advantage. Each of the Vendors agrees to deliver or return to the Purchaser, at the Purchaser’s request at any time, all Confidential Information and Documents then in such Vendor’s possession or under such Vendor’s control. As used in this Agreement, “subsidiaries” and “affiliates” shall mean any corporation controlled by, controlling or under common control with the Purchaser.

4.2    Covenants as to Proprietary Rights

Each of the Vendors makes the following covenants with the Purchaser and acknowledges that the Purchaser is relying on such covenants in entering into this Agreement and completing the Transactions:

(1)     The term “Intellectual Property” as used in this Agreement, includes, without limitation, all inventions, discoveries, developments, formulae, methods, improvements, manufacturing techniques, technical or business innovations, know-how, compositions, designs, processes, trademarks, works, concepts, and ideas (whether or not patentable or capable of copyright trademark, or trade secret protection or susceptible to other forms of protection), conceived, created, developed, or reduced to practice by any Vendor (whether alone or with others, or under any Vendor’s direction) during any Vendor’s relationship with the Company, that related in any way to the business of the Company or to any present or prospective activity of the Company, or that result from, or are suggested by, work any Vendor did for the Company. Each of the Vendors hereby assigns and agrees to assign to the Purchaser or its designees, such Vendor’s full right, title and interest to all Intellectual Property regardless of whether such Intellectual Property has been previously disclosed to the Purchaser. Each Vendor agrees that, at any time, he/she/it will, at the Purchaser’s request and expense, execute any and all applications for domestic and foreign patents, copyrights, or other proprietary rights and to do such other acts (including, among others, the execution and delivery of instruments of further assurance or confirmation) requested by the Purchaser to assign the Intellectual Property to the Purchaser, and to permit the Purchaser to enforce any patents, copyrights, or proprietary rights in and to the Intellectual Property. All copyrightable works that any of the Vendors create or created shall be considered “works made for hire”. Each of the Vendors understands and agrees that this Agreement shall not apply to any inventions that he/she/it develop or developed entirely on his/her/its own time without using the Company’s equipment, supplies, facilities, or trade secret information except for those inventions that are either (a) related at the time of conception, or reduction to practice of the invention, to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or (b) result from any work performed by any Vendor for the Company.

(2)     Each of the Vendors hereby expressly and irrevocably waives any and all moral rights arising under copyright law that such Vendor, as author, may have with respect to any Intellectual Property. Each Vendor agrees that the Purchaser (and its subsidiaries, affiliates, partnerships, joint ventures, direct and indirect licensees) may modify, adapt, translate and use such Intellectual Property as it sees fit. Each Vendor also expressly waives any right that such Vendor may have as an author of a work of authorship to include his/her/its name in any Intellectual Property that is a work of authorship when such work is distributed publicly or otherwise.

(3)     Each of the Vendors hereby represents that such Vendor has no present obligation to disclose or assign to any Person (other than the Purchaser or the Company) any Intellectual Property. Each Vendor agrees that such Vendor will not disclose to, or use on behalf of the Purchaser or the Company, any proprietary information of any third party without such third party’s consent.

ARTICLE 5
DELIVERIES AT CLOSING

5.1    Deliveries for the Benefit of the Purchaser

The Vendors acknowledge that all of the Deliveries at Closing referred to in the Principal Agreement are a condition precedent to be fulfilled prior to the acquisition by Purchaser of the Purchased Shares herein from the Vendors.

ARTICLE 6
INDEMNIFICATION

6.1    Indemnification by the Vendors

Subject to Section 3.3, each of the Vendors shall indemnify and save the Purchaser harmless for and from:

(1)     any losses, damages or deficiencies suffered by the Purchaser or by the Company as a result of any breach of a representation, warranty or covenant on the part of such Vendor contained in this Agreement or in any certificate or document delivered by such Vendor pursuant to or contemplated by this Agreement;

(2)     any breach by such Vendor of Laws applicable to privacy and the protection of personal information in connection with the Transactions; and

(3)     all claims, demands, costs and expenses, including legal fees, in respect of the foregoing.

For greater certainty, the Purchaser acknowledges and agrees that the representations, warranties and covenants of each of the Vendors are made on an individual basis and that any breach thereof by a specific Vendor of any of them does not entail the liability of the other Vendors.

6.2    Additional Indemnification by the Vendors

Subject to Section 3.3, each of the Vendors shall indemnify and save the Purchaser harmless for and from any losses, damages or deficiencies suffered by the Purchaser or by the Company as a result of any breach of a representation, warranty or covenant on the part of the Principal Vendors contained in the Principal Agreement or in any certificate or document delivered by the Principal Vendors pursuant to or contemplated by the Principal Agreement, up to the maximum amount stated in Section 6.6(6).

6.3    Indemnification by the Purchaser

Subject to Section 3.4, the Purchaser shall indemnify and save each of the Vendors harmless for and from:

(4)     any losses, damages or deficiencies suffered by each of the Vendors as a result of any breach of a representation, warranty or covenant on the part of the Purchaser contained in this Agreement or in any certificate or document delivered by the Purchaser pursuant to or contemplated by this Agreement; and

(5)     all claims, demands, costs and expenses, including legal fees, in respect of the foregoing.

6.4    Notice of Claim

A Party entitled to and seeking indemnification pursuant to the terms of this Agreement (the “Indemnified Party”) shall promptly give written notice to the Party or Parties, as applicable, responsible for indemnifying the Indemnified Party (the “Indemnified Party”) of any claim for indemnification pursuant to Section 6.1, 6.2 or 6.3 (a “Claim”, which term shall include more than one Claim). Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(1)     the factual basis for the Claim; and

(2)     the amount of the Claim, or, if any amount is not then determinable, an approximate and reasonable estimate of the likely amount of the Claim.

6.5    Procedure for Indemnification

(1)    Direct Claims.   With respect to the Direct Claims, following receipt of notice from the Indemnified Party of a Claim, the Indemnifying Party shall have thirty (30) days to make such investigation of the Claim as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such thirty (30) day period (or any mutually agreed upon written extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim.

(2)     Third Party Claims.   With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its own expense, to participate in or assume control of the negotiation, settlement or defence of such Third Party Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all the Indemnified Party’s out-of-pocket expenses incurred as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall cooperate with the Indemnifying Party, shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense and shall have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifying Party and the Indemnified Party shall be retained by the Indemnifying Party. If the Indemnifying Party, having elected to assume such control, thereafter fails to defend any such Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

6.6    General Indemnification Rules

The obligations of the Indemnifying Party to indemnify the Indemnified Party in respect of Claims shall also be subject to the following:

(1)     Any Claim arising as a result of a breach of a representation or warranty shall be made not later than the date on which, pursuant to Sections 3.3 or 3.4 as the case may be, such representation and warranty terminated;

(2)     In the event that any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any person (a “Third Party”) with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party;

(3)     Except in the circumstance contemplated by Section 6.6(5), and whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Third Party Claim except with the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld);

(4)     The Indemnified Party shall not permit any right of appeal in respect of any Third Party Claim to terminate without giving the Indemnifying Party notice thereof and an opportunity to contest such Third Party Claim;

(5)     The Indemnified Party and the Indemnifying Party shall cooperate fully with each other with respect to Third Party Claims and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available); and

(6)     Each of the Vendors shall be responsible for indemnifying the Purchaser for any claims for indemnification arising as a result of a breach of a representation, warranty or covenant on the part of the Principal Vendors referred to Section 6.2 herein for his/her/its pro rata shares of the Cash Consideration of the Purchase Price received by him/her/it and deposited at Closing “in trust”, until the aggregate amount of all such claims for indemnification exceeds an amount equal to the Cash Consideration of the Purchase Price that he/she/it received and was deposited “in trust” pursuant to Section 2.3(2) herein (the “Threshold”) and then to the extent that such claims exceed the Threshold, the Purchaser shall be entitled to recover the excess only from the Principal Vendors pursuant to the Principal Agreement. The liability of each of the Vendors with respect to any claim for indemnification referred to Section 6.2 herein among themselves, shall not be solidary but joint only (up to their respective share) and the liability of each of the Vendors save and except the Principal Vendors, with respect to the claim referred to Section 6.2 only, to the Purchaser shall be limited to the portion of the Cash Consideration of the Purchase Price that he/she/it received from the Purchaser and which was deposited “in trust” pursuant to Section 2.3(2).

6.7    Notwithstanding Section 6.5(2), the Indemnifying Party shall not settle any Third Party Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party.

ARTICLE 7
CLOSING ARRANGEMENTS

7.1    Place of Closing

The Closing shall take place at the Closing Time at the offices of Spiegel Sohmer Inc., 5 Place Ville Marie, Suite 1203, Montréal, Québec H3B 2G2.

7.2    Deliveries at the Closing

At the Closing Time, each of the Vendors shall deliver to the Purchaser certificates evidencing all the Purchased Shares, duly endorsed in blank for transfer. In addition, each Vendor shall deliver such documents as are required or contemplated to be delivered by the Purchaser or Purchaser’s counsel pursuant to this Agreement. At Closing, the Purchaser shall pay or deliver the relevant portions of the Purchase Price in the manner provided in Section 2.3, and the Purchaser shall deliver such documents as are required or contemplated to be delivered by the Vendors or Vendors’ counsel pursuant to this Agreement.

ARTICLE 8
GENERAL

8.1    Confidentiality

None of the Vendors nor its representatives, agents or employees will disclose to third parties, directly or indirectly, any confidential information or confidential data relating to the Purchaser discovered by each of the Vendors or its representatives, agents or employees as a result of the Purchaser making available to each of the Vendors and its representatives, agents or employees the information requested by them in connection with the Transactions.

8.2    Notices

(1)    Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by facsimile or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(b)	if to the Vendors:

At his/her/its own address indicated in Schedule 1 to 88

with a copy to:

Oglivy Renault 500 Grand Allée East, 2nd Floor Quebec, Quebec G1R 2J7

Attention: Mtre. Carl Tremblay Fax No.: (418) 640-1500 Email: ctremblay@ogilvyrenault.com

(c)	if to the Purchaser:

Mamma.com Inc.

388 St. Jacques Street West 9th Floor Montreal, Quebec H2Y 1S1

Attention: Mr. Guy Fauré Fax No.: (514) 874-0886 Email: guy@mamma.com

(d)	if to the Company:

c/o Mamma.com Inc.

388 St. Jacques Street West 9th Floor Montreal, Quebec H2Y 1S1

Attention: Mr. Guy Fauré Fax No.: (514) 874-0886 Email: guy@mamma.com

(2)     Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event that might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(3)     Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 8.2.

(4)     A copy of any notice or other communication to the Vendors shall be given to Ogilvy Renault, Attention Carl Tremblay, 500, Grand Allée East, 2nd Floor, Quebec, Quebec G1R 2J7. A copy of any notice or other communication to the Purchaser or the Company shall be given to Spiegel Sohmer Inc., Attention: Morris Szwimer, 5 Place Ville Marie, Suite 1203, Montréal, Québec H3B 2G2, Fax No.: 514-875-8237, Email: mszwimer@spiegelsohmer.com.

8.3    Assignment

The Purchaser may assign its rights under this Agreement in whole or in part to any other person; provided, however, that any such assignment shall not relieve the Purchaser from any of its obligations hereunder. The Vendors may not assign any of their rights under this Agreement.

8.4    Expenses

Unless otherwise provided herein, each of the Vendors and the Purchaser shall be responsible for the expenses (including fees and expenses of legal advisers, accountants and other professional advisers) incurred by them, respectively, in connection with the negotiation and settlement of this Agreement and the completion of the Transactions. In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

8.5    Further Assurances

Each of the Parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Parties hereto may reasonably require from time to time after Closing, at the expense of the requesting Party, for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

8.6    Entire Agreement

This Agreement, including all Schedules attached hereto, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided. No reliance is placed by any Party hereto on any warranty, representation, opinion, advice or assertion of fact made by any Party hereto or its directors, officers, employees or agents, to any other Party hereto or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included in this Agreement.

8.7    Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.8    Rights Cumulative

The rights and remedies of the Parties hereunder are cumulative and not alternative.

8.9    Counterparts

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

8.10    Independent Legal Counsel

In entering into this Agreement, each of the Vendors represent that he/she/it has relied upon the legal advice of his/her/its attorneys, who are the attorneys of his/her/its choice.

8.11    English Language

The Parties have required that this Agreement and all documents relating thereto be drawn up in English. Les parties à la convention reconnaissent avoir exigé que la convention et tous les documents y afférents soient rédigés en anglais.

Each Person signing below represents that he/she/it has: read this Agreement in its entirety (including any and all Schedules); understands its terms; is duly authorized to execute this Agreement on behalf of the Party indicated below by his/her/its name; and agrees on behalf of such Party that such Party will be bound by those terms.

        IN WITNESS WHEREOF this Agreement has been executed by the Parties.

The Vendors

Per: _____________________
See attached Schedule 1 to 88

MAMMA.COM INC.

Per: /s/ Guy Fauré
Guy Fauré, President

COPERNIC TECHNOLOGIES INC.

Per: /s/ Martin Bouchard
Martin Bouchard, Executive Chairman